[Peckar & Abramson Letterhead]

70 Grand Avenue
River Edge, NJ 07661
tel. 201.343.3434
fax 201.343.6306

Stephen P. Katz
Partner

August 10, 2006
Via Federal Express
Mr. Paul Fischer, Staff Attorney
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	MDwerks, Inc. Our File No. 4248/156140

Dear Mr. Fischer,

We have submitted today for filing Amendment No. 3 to the Registration Statement on Form SB-2 for MDwerks, Inc. (Reg. No. 333-132296) in response to the comments we have received from the SEC in the letter dated June 28, 2006 by Michael McTiernan, Special Counsel. We have also updated the financial data in the Prospectus to include the six months ended June 30, 2006.

For your convenience, we are sending you courtesy copies of this filing via FedEx. We have also included a redlined copy of the filing marked to show changes in response to Mr. McTiernan's comments and certain other changes.

We have set forth below the comments given to us by Mr. McTiernan and our response thereto.

Selling Stockholders – page 48

1.	We note your statement on page 46 that MEDwerks, LLC will assign its shares to its members upon effectiveness of this registration statement. Please reflect in a footnote to the table the members of MEDwerks, LLC that will be selling stockholders upon effectiveness and the amount of shares they are offering.

MDwerks LLC completed its assignment and the following are the assignees and the number of shares they received. The Selling Stockholders table includes this data.

AJKN Limited Partnership	710,472.28
AJLN Limited Partnership	710,472.28
AJMN Limited Partnership	710,472.28
Elmes, Timothy	97,504.17
Hackett, D. Kim	39,003.71
Medwerks.com Corp.	2,139,315.80
Maresca, Gerald	65,135.79
Nudel, Jacob	429,025.50
Racquet, Walter	214,510.19

Description of Securities – page 51

Class A Warrants – page 52

Mr. Paul Fischer, Staff Attorney

August 10, 2006

2.	We note your statement that ‘‘each Class A warrant to be sold pursuant to this prospectus entitles the holder thereof to purchase 20,000 shares of common stock at the exercise price of $3 per share.’’ It does not appear, however, that you have registered the Class A warrants or the underlying shares pursuant to this prospectus. In addition, the Class A warrants are not referenced elsewhere in the body of the prospectus. Please advise or revise.

Per our discussion with your office, we have amended the Registration Statement and have included the registration of Class A Warrants and the shares underlying the Class A Warrants.

Please note we have also amended the Registration Statement to include the shares underlying the Series A Preferred Shares which were offered as part of each unit under the February 2006 private placement described in the Prospectus.

Financial Statements for the period ended March 31, 2006 and 2005 – pages F-18 – F-29

Note 6 – Stockholders' Deficiency – pages F-25 – F-29

Preferred Stock – pages F-25 – F-26

3.	We note your response to comment 6. Please tell us how you determined the fair value of the convertible preferred stock and detachable warrants issued and whether you allocated the proceeds received based on their relative fair values. Additionally, please tell us how you calculated the intrinsic value of the beneficial feature related to the convertible preferred stock and the detachable warrants.

The following is the computation of the beneficial conversion feature attributable to the preferred stock:

Net Proceeds after expenses	$243,000
Proceeds Allocated to Warrants	219,000
Proceeds Allocated to Preferred Stock	$24,000

As provided for in paragraph 6 of EITF 98-5, where the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument. Accordingly, the amount assigned to the beneficial conversion feature is limited to $24,000.

Pursuant to paragraph 8 of EITF 98-5 and paragraph 20 of EITF 00-27, the discount resulting from the beneficial conversion feature was charged from the date of issuance, March 22, 2006, to the earliest conversion date, March 22, 2006.

We have updated our financial statements to June 30, 2006 and revised the disclosure to include the assumptions used in determining the value of the warrants. Footnote 6 to our June 30, 2006 financial statements is as follows:

In accordance with Emerging Issues Task Force (‘‘EITF’’) 98-5 and EITF 00-27, the Series A Preferred was considered to have an embedded beneficial conversion feature because the conversion price was less than the fair value of the Company's common stock. This Series A Convertible Preferred was fully convertible at the issuance date, therefore a portion of proceeds allocated to the Series A Preferred was determined to be the value of the beneficial conversion feature and was recorded as a deemed dividend with a corresponding credit to additional paid-in capital in the amount of $24,000 after taking into account the value of the warrants issued.

The assumptions used valuing the warrants include:

Risk free interest rate (annual) .........................4.74% to 4.83%

Expected volatility.............................................105% to 142%

Expected life.................................................... 3 Years

Assumed dividends.............................................none

Registration Rights – pages F-28 – F-29

Mr. Paul Fischer, Staff Attorney

August 10, 2006

4.	We note your response to comment 9. It appears that you have reviewed EITF 00-19 and 05-4 and have reached the conclusion that the liquidating penalty related to non-registration of your shares should be treated as a liability as of December 31, 2005. We are unclear why the filing of your registration statement alone would trigger a reclassification of the liquidating penalty from a liability to equity as of March 31, 2006. Please provide your basis for doing so or revise your document to reclassify the liquidating penalty from equity to liability as of March 31, 2006.

We have updated our financial statements to June 30, 2006 and revised our disclosure and determined that the filing of the registration statement alone would not trigger a reclassification of the liquidating penalty from liability to equity as of March 31, 2006 and June 30, 2006. Thus, we have revised our financial statements to reflect this change. Footnote 6 to our June 30, 2006 financial statements is as follows:

In accordance with Emerging Issues Task Force Issue 00-19 (‘‘EITF 00-19’’), ‘‘Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in, a Company's Own Stock’’, the Company has initially accounted for the fair value of the warrants as a liability since the Company will incur penalties if the Company cannot comply with the warrant holders' registration rights. As of the closing date of the private placement the fair value of the warrants was $1,142,770 calculated utilizing the Black-Scholes option pricing model. In addition, changes in the market value of the Company's common stock from the closing date through the date of filing of the registration statement will result in non-cash charges or credits to operations to reflect the change in fair value of the warrants during this period. The Company recorded a charge to operations of $592,467 during the year ended December 31, 2005 to reflect the change in market value of the warrants. For the six months ended June 30, 2006, the Company recorded an increase in fair value of warrants of $588,686 which was recognized as a charge to operations.

Please feel free to contact the undersigned if you have any questions regarding the enclosed materials or the contents of this letter.

Very truly yours,

/s/ Stephen P. Katz

STEPHEN P. KATZ
SPK:gfs
Enclosures

cc:	Mr. Howard Katz (w/encl.) Mr. Vincent Colangelo (w/encl.) Mr. Stephen Plattman (w/encl.)